SENDGRID, INC.

1801 California Street, Suite 500

Denver, CO 80202

November 9, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Jan Woo, Legal Branch Chief, Office of Information Technology

Matthew Derby, Staff Attorney

Mengyao Lu, Staff Accountant

Morgan Youngwood, Staff Accountant

RE:                          SendGrid, Inc.
Registration Statement on Form S-1
File No. 333-221003

Ladies and Gentlemen:

SendGrid, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, November 14, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matthew Dubofsky and Carlyn Williams of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Dubofsky of Cooley LLP, counsel to the Registrant, at (720) 566-4244, or in his absence, Carlyn Williams at (720) 566-4093.

[Signature Page Follows]

Very truly yours,

SENDGRID, INC.

By:	/s/ Sameer Dholakia
Name:	Sameer Dholakia
Title:	President and Chief Executive Officer

cc:                                Yancey Spruill, SendGrid, Inc.

Michael Tognetti, SendGrid, Inc.

Michael L. Platt, Cooley LLP

Eric C. Jensen, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

[Company Signature Page to Acceleration Request]